UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File No. 001-11411

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
POLARIS 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
POLARIS INC.
2100 Highway 55
Medina, Minnesota 55340

Polaris 401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Polaris 401(k) Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2002.
Minneapolis, Minnesota
June 18, 2025

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
Assets
Investments, at fair value	$1,108,172,985	$1,001,638,936
Notes receivable from participants	16,402,621	14,981,753
Net assets available for benefits	$1,124,575,606	$1,016,620,689
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Year Ended December 31,
	2024	2023
Net assets available for benefits, beginning of year	$1,016,620,689	$851,116,738
Contributions:
Employer	36,128,552	37,041,256
Employee	52,960,058	52,766,141
Rollover	7,815,993	9,170,413
Total contributions	96,904,603	98,977,810
Transfers in from ESOP (Note 7)	1,863,329	5,536,168
Investment income:
Interest and dividend income	10,062,285	9,001,310
Net appreciation in fair value	127,638,923	141,850,316
Total investment income	137,701,208	150,851,626
Distributions to participants	(127,896,904)	(89,274,035)
Administrative expenses	(617,319)	(587,618)
Net increase	107,954,917	165,503,951
Net assets available for benefits, end of year	$1,124,575,606	$1,016,620,689
See accompanying notes.

POLARIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

1. Description of the Plan
The following description of the Polaris 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering the majority of the employees of the Plan’s sponsor, Polaris Industries Inc. (the "Company"), and certain U.S. subsidiaries of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Participant Loans. Participants may apply for loans from the Plan up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loans must be paid back within five years; however, this period may be extended to fifteen years if the loan is used for the acquisition of a primary residence. The interest rate charged on loans is the Prime Rate plus 1%.
Plan Operations. Certain administrative costs totaling $37,466 and $110,747 for the plan years ended December 31, 2024 and 2023, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record-keeping fees, and investment management fees. Other costs have been fully paid by the Plan. A quarterly plan administrative fee is deducted directly from participant accounts.
Plan Administration. The Plan’s trustee is Fidelity Management Trust Company (the "Trustee"). The Plan is administered by the Polaris Retirement Plan Committee.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings, as defined, are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Contributions. Participants may elect to make contributions in increments of 1% to 50% of the participant’s compensation, as defined in the Plan document, up to the annual contribution limit established by the Internal Revenue Service ("IRS") of $23,000 and $22,500 for 2024 and 2023, respectively. Participants age 50 or older may elect to make catch-up contributions in excess of the IRS limits stated above. The annual catch-up contribution limit established by the IRS was $7,500 for 2024 and 2023. Once eligible, employees who have not made a retirement savings election shall be automatically enrolled to participate in the Plan at the automatic enrollment percentage (currently 5%).
The Company will make a fully vested matching contribution to each participant’s account in the Plan of 100% of each dollar of 401(k) contributions (other than a participant's catch-up contributions), up to 5% of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made to the Plan.
Investment Options. The investment options of the Plan at December 31, 2024 consisted of deposits with two funds managed by the Trustee, 29 externally managed funds, Polaris Inc. common stock, and a self-directed brokerage option. At December 31, 2023, investment options of the Plan consisted of deposits with one fund managed by the Trustee, 30 externally managed funds, Polaris Inc. common stock, and a self-directed brokerage option. Participants elect to have their account balances invested in one or more of the investment options and may change their investment mix daily via a voice response system or the internet.
Vesting. Participants are immediately vested in their contributions and employer contributions, including actual investment earnings thereon.
Distributions to Participants. Employee account balances are distributable upon retirement, disability, death or termination from the Company. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a full or partial distribution or in installments, in accordance with Plan provisions. In-service withdrawals are permitted upon attainment of age 59 1/2 or for financial hardship in accordance with Plan provisions.
Terminated participants with account balances of $1,000 or less will receive a lump-sum cash payment as soon as administratively practicable following the participant’s employment termination. Terminated participants with account balances of $1,000 to $7,000 will receive a lump-sum cash payment as soon as administratively practicable following termination, or can elect to have the Plan Administrator pay the distribution in a direct rollover to an individual retirement account of their choosing. In addition to these options, terminated participants with account balances in excess of $7,000 may also elect to delay distributions to a later date.

2. Significant Accounting Policies and Procedures
Plan Amendment and Termination. The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, all assets of the Plan will be distributed to participants in accordance with Plan provisions.
Basis of Accounting. The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investment Valuation and Income Recognition. Investments of the Plan are stated at fair value. See Note 3 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits. Benefits are recorded when paid.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

3. Fair Value Measurement
Accounting Standards Codification Topic 820 ("ASC 820") defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires classification based on observable and unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are as follows:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.
The following is a description of the valuation techniques and inputs used for significant classes of assets measured at fair value:
Common stock - Valued at the closing price reported on the active market on which the individual securities are traded.
Interest-bearing cash - Valued at cost, which approximates fair value.
Mutual funds and money market funds - Valued at the net asset value of shares held by the Plan at year-end based on publicly traded values for the funds.
Self-directed brokerage assets - The self-directed brokerage assets consist primarily of common stock and mutual funds, which are valued at the closing price on the last business day of the year, and cash, which is recorded at cost, which approximates fair value.
Common collective trust funds - Valued at the net asset value provided by the administrator of the trust.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement as of December 31, 2024
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$6,718,880	$6,718,880	—	—
Polaris Inc. common stock	8,867,204	8,867,204	—	—
Mutual funds	319,545,834	319,545,834	—	—
Self-directed brokerage accounts	26,940,393	26,940,393	—	—
Common collective trust funds	746,100,674	746,100,674	—	—
Total	$1,108,172,985	$1,108,172,985	—	—

	Fair Value Measurement as of December 31, 2023
	Total	Level 1	Level 2	Level 3
Assets
Money market fund and cash	$7,100,087	$7,100,087	—	—
Polaris Inc. common stock	15,443,050	15,443,050	—	—
Mutual funds	280,974,533	280,974,533	—	—
Self-directed brokerage accounts	21,554,462	21,554,462	—	—
Common collective trust funds	676,566,804	676,566,804	—	—
Total	$1,001,638,936	$1,001,638,936	—	—

4. Tax Status
The Plan has received a determination letter from the IRS dated December 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Party-in-Interest Transactions
The Plan holds units of mutual funds managed by the Trustee. The Plan also invests in Polaris Inc. common stock. These qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. The fair value of Polaris Inc. common stock was $8,867,204 and $15,443,050 as of December 31, 2024 and 2023, respectively. The Plan received $411,004 and $422,194 in common stock dividends from the Company during 2024 and 2023, respectively.

6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

7. Transfers in from ESOP
The Polaris Inc. Employee Stock Ownership Plan ("ESOP") allows participants to diversify part of their ESOP account via transfer into the Plan, if they have at least five years of ESOP participation and have attained age 40. Transferred funds follow the Plan's existing withdrawal provisions. The total amount transferred into the Plan from the ESOP for the years ended December 31, 2024 and 2023 was $1,863,329 and $5,536,168, respectively.

Supplemental Schedule
Polaris 401(k) Retirement Savings Plan
EIN: 41-1857431 Plan Number: 001
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2024

Description	Investment Type	Current Value
Vanguard Institutional Index Fund	Mutual fund	$213,771,397
Vanguard Target 2040	Common collective trust (CCT) lifecycle	110,858,486
Vanguard Target 2050	CCT lifecycle	97,753,687
Vanguard Target 2035	CCT lifecycle	93,699,288
Vanguard Target 2045	CCT lifecycle	89,899,993
Vanguard Target 2055	CCT lifecycle	84,216,731
Vanguard Target 2030	CCT lifecycle	69,873,529
Vanguard Target 2060	CCT lifecycle	48,102,022
Vanguard Target 2025	CCT lifecycle	45,673,999
Vanguard Mid Cap Index Fund	Mutual fund	39,489,883
Galliard Stable Value Fund	CCT fund	31,468,884
Vanguard Small Cap Index Fund	Mutual fund	31,014,905
Fidelity Brokerage Link*	Self-directed brokerage account	26,940,393
Great Gray Europacific Growth Trust R1	CCT fund	26,825,098
Vanguard Target 2065	CCT lifecycle	15,468,065
Vanguard Target 2020	CCT lifecycle	14,119,265
Fidelity Total Bond Fund*	Mutual fund	12,968,288
Polaris Inc. common stock*	Common stock	8,867,204
T. Rowe Price International Discovery Fund	Mutual fund	8,759,985
Vanguard Total Bond Market Index Fund	Mutual fund	7,681,331
Fidelity US Treasury Money Market*	Money market fund	6,718,880
Large Cap Value Fund CL	CCT fund	4,987,158
Vanguard Target Income	CCT lifecycle	4,856,997
Large Cap Growth III R1	CCT fund	3,929,083
BlackRock MSCI ACWI Ex-U.S.	CCT fund	2,564,186
BlackRock Strategic Global Bond Institutional	Mutual fund	1,641,310
Massachusetts Financial Services Mid Cap Value R3	Mutual fund	1,301,587
Vanguard Target 2070	CCT lifecycle	1,292,091
American Century Large Cap Equity R6	Mutual fund	1,070,973
Neuberger Berman Small Cap Growth	Mutual fund	1,002,017
Allspring Special Small Cap Value A	Mutual fund	592,271
Mid Cap Growth R1	CCT fund	512,114
DWS Real Assets S	Mutual fund	251,885
		1,108,172,985
Participant loans, with interest rates ranging from 4.25% to 9.50%, maturing through September 2039*		16,402,621
Total		$1,124,575,606

* Party-in-interest as defined by ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2025	POLARIS 401(k) RETIREMENT SAVINGS PLAN

By the Members of the Polaris Retirement
Plan Committee as Plan Administrator

/s/ DANIELLE N. THORVILSON

Danielle N. Thorvilson

/s/ JOHN G. SPRINGER

John G. Springer

/s/ JOHN T. MELSEN

John T. Melsen

POLARIS 401(k) RETIREMENT SAVINGS PLAN
EXHIBIT INDEX

Exhibit Number	Document	Method of Filing

23	Consent of Ernst & Young LLP	Filed herewith electronically